Rights Issue

On February 2, 2009, our board of directors decided to allot and issue 78,000,000 new common shares (the “Rights Shares”), par value Korean Won 5,000 per share, by way of issuing transferable subscription rights (the “Rights Issue”) to our existing shareholders (which, in the case of shareholders in the United States, will be limited to qualified institutional buyers (“QIBs”), as defined in Rule 144A under the U.S. Securities Act, as amended) subject to applicable legal and regulatory restrictions.

The primary rationale for our board’s decision to approve the Rights Issue is to enhance our capital position to prepare for potential contingencies that may result from the current economic environment, notwithstanding that we and our subsidiaries have fully satisfied the required capital adequacy ratios under applicable laws and regulations and currently are not facing any significant liquidity constraints or financial distress. We plan to use the proceeds from the Rights Issue to support our existing business operations and for other general corporate purposes.

We currently have 396,199,587 common shares and 62,411,251 preferred shares (of which preferred shares, 33,421,251 preferred shares will be entitled to the Rights Issue) outstanding. Each of our existing common and preferred shares that are entitled to the Rights Issue pursuant to our articles of incorporation and applicable laws and regulations will be entitled to 0.145244351 Rights Share per share. The Rights Issue is expected to result in a capital increase of approximately 17%. The amount of proceeds we currently expect to raise from the Rights Issue is approximately KRW1.5 trillion, assuming full subscription and subject to the pricing of the Subscription Price to be determined in the future based on a preset formula as further described below.

20% of the Rights Shares will be first offered to the members of our employee stock plan association (“ESOA”). The remaining Rights Shares (including any Rights Shares not subscribed by the members of the ESOA will be offered to our record shareholders who are entitled to the Rights Issue subject to applicable legal and regulatory restrictions. Any Rights Shares not subscribed by the members of the ESOA or our entitled shareholders (the “Rump Shares”) will be offered and sold to third-party subscribers (which, in the case of investors in the United States, will be limited to QIBs) that are expected to be procured by us or underwriters through either private placement (in and outside Korea) or a combination of a public offering (in Korea) and private placement (outside Korea) subject to applicable laws and regulations.

Whether the rights will be separately listed, ex shares, on the Korea Exchange will be determined at a later date.

The subscription price (the “Subscription Price”) for the Rights Shares will be determined according to the rules of the Financial Services Commission and as follows:

Subscription Price = the lower of:

(1) [Initial Base Price x (1 – Discount Rate)] / [1 + (Capital Increase Ratio x Discount Rate)], and

(2) [Final Base Price x (1 – Discount Rate)]; where

Capital Increase Ratio means 17.0078841%;

Discount Rate means 25%;

Initial Base Price means the lower of (i) the arithmetic average of (x) the volume-weighted average closing price for the one-month period immediately preceding, and inclusive of, February 13, 2009, which is the third business day prior the record date (which is February 18, 2009), (y) the volume-weighted average close price for the one-week period immediately preceding, and inclusive of February 13, 2009, and (z) the closing price on February 13, 2009, and (ii) the closing price on February 13, 2009; and

Final Base Price means the lower of (i) the arithmetic average of (x) the volume-weighted average closing for the one-week period immediately preceding, and inclusive of, March 13, 2009, which is the third business prior to the first day of the subscription period (which will be March 18-19, 2009) and (y) the closing price on March 13, 2009, and (ii) the closing price on March 13, 2009.

Key dates related to the Rights Issue are follows. The following remains subject to change, depending, among others, on the regulatory or listing exchange approvals.

February 13, 2009	Initial Base Price determined
February 18, 2009	Record date
February 25, 2009	ESOA subscription date
March 13, 2009	Final Base Price and Subscription Price determined
March 18-19, 2009	Subscription Period
March 24, 2009	Settlement and closing
March 30, 2009	Listing of Rights Shares on the Korea Exchange

A securities registration statement for the subscription rights offering has been submitted to the Financial Services Commission of Korea as of the date hereof. The terms and conditions of the Rights Issue are subject to adjustment pursuant to discussion with regulators.

Neither the Rights nor the Right Shares have been or will be registered under the Securities Act or any state securities laws and unless so registered may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act) except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the applicable state securities laws. Accordingly, the Rights Shares will be sold in the United States only to QIBs in reliance on the exemption from the registration requirements of the Securities Act provided by Section 4(2) of the Securities Act and outside the United States in offshore transactions in reliance on Regulation S of the Securities Act. We do not intend to register any portion of the offering in the United States or to conduct a public offering of the Rights or the Rights Shares in the United States.

On or about March 2, 2009, we will distribute a private placement memorandum to the QIBs in the United States who are our shareholders as of the record date, which memorandum will describe the terms of the Rights Issue in further detail.

Disclaimer:

The information contained in this report is accurate only as of the date hereof. The information contained herein is for informational purposes only and is not intended, and should not be construed, as an offer of securities for sale, or a solicitation of an offer to subscribe for securities being issued in connection with the Rights Issue, in the United States, United Kingdom, European Economic Area, Japan, Hong Kong or Singapore, or in any jurisdiction in which such offer or solicitation is unlawful.

This report does not constitute a “prospectus” within the meaning of the Securities Act or other offering document (an “offering document”) in whole or in part. Information contained in this report is a summary only, and is qualified in its entirety by reference to the Securities Registration Statement and the Korean Prospectus (the “relevant offering documents”) publicly filed in connection therewith, which we will subsequently update with financial results for the year ended 2008. It is strongly recommended that each investor read the relevant offering documents (including any amendments or updates) for more complete information regarding this offering before making an investment decision.

This report contains certain “forward-looking statements.” These forward-looking statements include words or phrases such as “believes”, “expects”, “anticipates”, “intends”, “plans”, “foresees”, or other words or phrases of similar import. Similarly, statements that describe our objectives, plans or goals also are forward-looking statements. All such forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from those contemplated by the relevant forward-looking statements. Such forward-looking statements are made based on the management’s current expectations or beliefs as well as assumptions made by, and information currently available to, the management. Neither we nor the managers or underwriters involved in the offering or placement of the securities referred to herein, nor any of their respective affiliates, shareholders, directors, employees, agents or advisers, makes express or implied representations or warranties as to the accuracy and completeness of the information contained herein, and none of them shall accept any responsibility or liability (including any third party liability) for any loss or damage, whether or not arising from any error or omission in compiling such information or as a result of any party’s reliance or use of such information. The information and opinions in this report are subject to change without notice.